WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

August 4, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K
Amended June 21, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated July 16, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

1.
Please expand your response to prior comment 1 to clarify how you determined that the July 2, 2009 Form 8-K provided all the disclosures required by Form 10, particularly given the additions to that filing in subsequent amendments.

Response:   We revise our previous response to state that Amendment No. 1 to the Form 8-K referenced above, which was filed with the Commission on February 10, 2010, provided all the disclosures required by Form 10.  We have revised related disclosures in Amendment No. 4 to the Form 8-K (“Amended Super 8-K”) under “Market Information” on page 22.

Geoffrey Kruczek
Securities and Exchange Commission
August 4, 2010

Also tell us whether any sales of securities were made under Rule 144 in reliance on the July 2, 2009 date, and whether that date has any relevance to the resale of any outstanding security given the subsequent transaction with WES Consulting.

Neither we nor our transfer agent are aware of any sales of securities made under Rule 144 in reliance on the July 2, 2009 date.   The July 2, 2009 date or the date that Form 10 information is deemed filed with the Commission, however, is not relevant to the resale of the securities issued by WES Consulting in the merger between Liberator and WES Consulting.  The WES Consulting – Liberator reverse merger occurred after July 2, 2009.

2.           Regarding your response to prior comment 2:

•
Your response to the first bullet states that the agreement you mention was not filed as an exhibit because it was only between Belmont and two individuals and was not a material definitive agreement. However, the first paragraph and signatures page of the agreement you provided clearly state that WES Consulting was a party to that agreement. Please reconcile;

Response:  We have filed the agreement as an Exhibit to a Form 8-K for WES Consulting.

•	We note the "redacted" version of the agreement you provided. Please provide us with a complete copy of that agreement;

Response:  We will provide the Staff with an unredacted version of the agreement by filing the agreement  as an exhibit to a Form 8-K for WES.

•
Please tell us when the Sellers identified in the agreement publicly reported that they had 972,000 shares to sell, or tell us when you reported or will report any related Section 16 reporting failures; and

Response:  There is no report filed by WES Consulting or by the Sellers with the Commission that reports that the Sellers had 972,000 shares of common stock to sell under that agreement.   WES Consulting will report the Sellers’ Section 16 reporting failures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

Geoffrey Kruczek
Securities and Exchange Commission
August 4, 2010

•
If the matters specified in Exhibits 3, 5 and 7 to the agreement mentioned in the last bullet of prior comment 2 were not required to be approved by shareholders, as implied by your response, then please clarify why each such exhibit relates to written consents of shareholders in lieu of a special meeting. We also note that each exhibit refers to the consent having the same force and effect as if adopted at a meeting of the majority shareholders duly called and held. In this regard, it appears that Exhibit 7 does not relate only to the appointment of Mr. Friedman by your board to fill a vacancy; instead, that exhibit indicates that it relates to the approval by written consent of your shareholders of the nomination of Mr. Friedman to serve on your board. Please refer to Rule 14c-2.

Response:  We cannot explain why Exhibits 3, 5, and 7 relate to written consents of shareholders in lieu of a special meeting as that agreement appears to have been drafted and was executed at a time before current WES Consulting management were appointed.  We do not have in our possession any information or documents, or access to such, that would help explain this.  We reiterate our belief that the actions approved by those consents were not required to be taken by an annual or special meeting of shareholders (or written consent of shareholders) under Florida corporate law.  These actions only required approval by the Board of Directors, which approved such actions. With regards to Exhibit 7, specifically, we believe that such consent was drafted in error and should have been drafted so that the signing shareholder approved Mr. Friedman to fill a vacancy on the Board rather than nominating Mr. Friedman to the Board as the Board did have vacancies to be filled at the time of such consent.  Under Florida corporate law, vacancies on the Board may be filled by approval of the remaining members of the Board without shareholder approval, which they did approve.

3.           Regarding your response to prior comment 3:

•	We note that shareholders "presumably" had access to information. Expand to clarify why you do not know whether shareholders had access to the information you cite;

Response:  We revise our prior response to state that WES Consulting had Form 10 information filed with the Commission prior to the October 19, 2009 merger in its annual report on Form 10-K/A (filed May 28, 2009) and in a quarterly report on Form 10-Q (filed August 14, 2009).

•	Clarify how you concluded that shareholders had access to information prior to the offer and sale of securities, as defined in Rule 145(a); and

Response:  We revise our prior response to state that “shareholders had access to” WES Consulting’s Form 10 information filed with the Commission as a result of access to WES’ securities filings which are publicly available via EDGAR.

Geoffrey Kruczek
Securities and Exchange Commission
August 4, 2010

•
The last sentence of the second paragraph of your response implies that no merger would require registration under the Securities Act, contrary to Rule 145. Please revise your analysis to be consistent with applicable rules.

Response:  We did not intend for the last sentence of the second paragraph of our response to comment #2 in our letter dated June 21, 2010 to imply that no merger would require registration under the Securities Act.  Rather, our intention was to convey that we understand that mergers in which issued and outstanding securities of a corporation are exchanged for securities of another person are subject to the registration requirements of the Securities Act, but that Section 4(2) provides an exemption from registration of the securities issued in the merger between Liberator and WES Consulting.

Liberator, Inc. merged with and into....page 17

4.
With a view toward expanded risk factor disclosure, please tell us why your revisions here in response to prior comment 5 do not discuss the failure to file proxy or information statement materials in connection with the name change and “vote of shareholders” related to the transaction involving Remark Enterprises and OneUp.

Response:   The risk factor on page 17 has been revised to include a discussion on the failure to file information statement materials in connection with the name change and the “vote of shareholders” related to the Remark/OneUp transaction. For the name change and the “vote of shareholders” related to the transaction involving Remark Enterprises and OneUp, the transaction was approved by the vote of 100% of the shareholders of Remark Enterprises and OneUp.

Management's Discussion and Analysis ...  page 17

5.	We reissue prior comment 14 in our March 1, 2010 letter given the reference to the safe harbor on page 10 of your amended Form 10-K filed on June 30, 2010.

Response:  We will amend our Form 10-K filed on June 30, 2010 to remove the reference to the safe harbor.

Certain Relationships … page 25

Geoffrey Kruczek
Securities and Exchange Commission
August 4, 2010

6.           Regarding your response to prior comment 10:

•
That response indicates the second paragraph of your disclosure in this section discusses the notes payable to related parties mentioned in Exhibit 99.1. However, the second paragraph mentions only loans by related parties to you on June 30, 2008, while Exhibit 99.1 indicates that the loans were made by June 30, 2007. Therefore, we reissue the first sentence of prior comment 10; and

Response:  The second paragraph in this section of Amendment No. 2 of the Amended Super 8-K was meant to convey that as of (not on) June 30, 2008, the Company had those notes payable outstanding.  The loans referenced in Exhibit 99.1 as having been made by June 30, 2007 are references to these notes payable. We have revised the 8-K to clarify this.

•
Given the date of the transaction involving Remark Enterprises and OneUp, it appears the calculation in the second paragraph of your response should have been based on the registrant's total assets at June 30, 2008 and 2007. Please revise your response and expand your disclosure, as appropriate.

Response:  We have revised the Form 8-K to state that one percent of the average of Liberator’s total assets at June 30, 2008 and June 30, 2007 is approximately $28,795.  Thus, we restate the response to comment #20 from our letter dated April 30, 2010 to state that the other personal guarantees were for transactions each of which involved amounts less than $28,795.  We also added related disclosures on page 25 of the Amended Super 8-K.

7.           Regarding your response to prior comment 11:

•
Please tell us how the portion of your response that Nevada law does not prohibit issuing preferred stock without filing a certificate of designation is consistent with paragraph 1 of Section 78.1955 of the Nevada Revised Statutes. If you believe they are not consistent, please also include in such response an analysis of your risk of liability under state law for issuing securities without filing required documents; and

Response:  We have revised the Form 8-K to include an analysis of risk of liability under state law for issuing securities without filing required documents.

•
Expand the portion of your response to clarify the source of the “contractual right” of the preferred stockholder you mention. Also, if you did not file a certificate of designations prior to issuing preferred shares to that stockholder in the transaction with Remark Enterprises, please tell us how that shareholder is entitled to receive preferred shares in the transaction with WES Consulting. Cite all authority on which you rely.

Response:  Liberator intended to deliver to Mr. Friedman its Series A Preferred Stock in exchange for all of his shares of OneUp Preferred Stock.  If Liberator shares are defective, then Liberator has an ongoing obligation to issue such Series A Preferred Stock as Mr. Friedman has already delivered his OneUp Preferred Stock.  As such, Mr. Friedman is entitled to WES Consulting preferred stock in exchange for Mr. Friedman’s relinquishment of either (i) Liberator Series A Preferred Stock or (ii) his right to Liberator Series A Preferred Stock.

Geoffrey Kruczek
Securities and Exchange Commission
August 4, 2010

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer